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          Spectrum Signal Processing Announces Marketing and Technology
                       Alliance with Broadcom Corporation

Burnaby, B.C., Canada - February 12, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leading provider of wireless and Voice over Packet
(VoP) processing systems, today announced the formation of a marketing and technology alliance with Broadcom Corporation (NASDAQ: BRCM), to pursue research, development, marketing and sales initiatives in the fast-growing VoP market, which encompasses both Voice over Internet Protocol (VoIP) and Voice over ATM (VoATM). Broadcom is the leading provider of highly integrated silicon solutions for the broadband digital transmission of voice, video and data.

Under terms of the agreement, Spectrum plans to develop a new generation of very high-density voice processing board-level solutions that will be installed in communications gateways. Gateways are used in telecommunications infrastructure to enable voice, fax and data traffic to pass between two different types of communications networks, such as the traditional circuit switched telephone network, and new packet-based networks like the Internet. The new platforms will be based on Broadcom's industry leading BCM1500 CALISTO(TM) processor and will set a new industry standard for performance, supporting more voice calls and features within the existing space and power constraints of the VoP infrastructure.

The market for VoP gateways is projected by the market research firm of Frost & Sullivan to reach $18.6 billion in 2004, up from just $1.7 billion in 2000.

"Spectrum's alliance with Broadcom is a pivotal milestone in our company's evolution and provides us with the marketing and technology support of an industry leader," said Pascal Spothelfer, Spectrum's President and CEO. "This alliance is a clear validation of our ability to compete in the broadband infrastructure market. As a result of the agreement, we expect our Network Solutions group to be able to expand their customer base more quickly by offering telecommunications equipment manufacturers fast, low-risk, and low-cost access to next-generation VoP technology," he added.

The alliance brings together Broadcom's CALISTO semiconductor and software technology with Spectrum's proprietary multiprocessor hardware, software and silicon design capabilities. The agreement provides Spectrum with access to the CALISTO semiconductor and related software, as well as development tools. Broadcom benefits from the ability to expand its market reach and access customers that require a complete turn-key solution for integrated voice processing systems. The alliance will ensure that the new Spectrum VoP products get broad exposure among Spectrum and Broadcom customers.

"The combination of Spectrum's board and system level expertise with Broadcom's powerful CALISTO technology has substantial potential in the broadband market where gateway manufacturers are driven by the need to support very high voice-port counts," said Will Strauss, president of market watcher Forward Concepts. "With the CALISTO technology, Spectrum is in a position to distinguish itself in the fast-growing Internet telephony market."

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Spectrum will integrate the CALISTO technology into a new series of products in its aXs(TM) family of packet-voice processing engines. The aXs family enables core voice processing capability for carrier-class gateway and broadband access equipment that connect the traditional public-switched telephone network with advanced packet networks. The first Spectrum products based on CALISTO technology are expected to be available in the third quarter of 2001.

CALISTO is designed specifically to deliver voice, video, and data processing on high-density packet networks. By incorporating various breakthrough and patented technologies, CALISTO delivers 10 times the performance of conventional digital signal processing solutions. CALISTO is the flagship product of Broadcom's Carrier Access Business Unit, focused on delivering high-density VoP silicon and software solutions for the carrier and access markets.

Gateway manufacturers require increasing voice-processing capacity in response to rapidly growing consumer and business demand for new voice services. These include Voice over Digital Subscriber Line (VoDSL), Voice over Cable (VoCable), low-cost packet-based long distance calling, and 3G wireless services. This requirement translates into a need for high-density voice processing to accommodate more voice calls within limited space and power constraints.

About Spectrum Signal Processing
Spectrum Signal Processing is a leading provider of wireless signal and Voice over Packet processing systems for customers in the communications infrastructure market. To serve these markets effectively, Spectrum is organized into two business units, Wireless Systems and Network Solutions. Spectrum's proprietary hardware and software systems are used in communications gateways, cellular and satellite base stations and government wireless systems. Spectrum's website is at www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.

Spectrum's Network Solutions group supplies high-density voice and packet processing solutions for next-generation telecommunication infrastructure applications. Spectrum's aXs(TM) family of solutions provides core packet-voice processing at the heart of advanced wireline and wireless networks. Spectrum's Network Solutions group can be found on the web at www.spectrumsignal.com/network_solutions.

aXs TM is a trademark of Spectrum Signal Processing Inc.

Broadcom(R) and CALISTO(TM) are trademarks of Broadcom Corporation and/or its affiliates in the United States and certain other countries.

This news release contains forward-looking statements related to the marketing and technology alliance between Spectrum Signal Processing Inc. and Broadcom Corporation. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new CALISTO-based products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and the company may or may not update these forward-looking statements in the future.

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SPECTRUM CONTACTS:
Karen Elliott                                    Liza Aboud
Investor Relations & Business Media              Technical & Trade Media
Phone: 604-421-5422 ext. 264                     Phone: 604-421-5422 ext. 152
karen_elliott@spectrumsignal.com                 liza_aboud@spectrumsignal.com
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